Exhibit 16.1

August 29, 2013

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for CVR Partners, LP and, under the date of February 28, 2013, we reported on the consolidated financial statements of CVR Partners, LP as of and for the years ended December 31, 2012 and 2011 and the effectiveness of internal control over financial reporting as of December 31, 2012. On August 23, 2013 we were dismissed.  We have read CVR Partners, LP’s statements included under Item 4.01 of its Form 8-K dated August 23, 2013, and we agree with such statements, except that we are not in a position to agree or disagree with CVR Partners, LP’s statement that our dismissal as the independent registered public accounting firm was approved by the Audit Committee of the Board of Directors of CVR GP, LLC, the general partner of CVR Partners, LP, and the three paragraphs included in Item 4.01(b).

Very truly yours,

/s/ KPMG LLP